SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            BAYONNE BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00033620R1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                  with a copy to:
              Jeffrey S. Halis                 Stuart L. Shapiro, Esq.
              500 Park Avenue                   Robert W. Forman, Esq.
                Fifth Floor                   SHAPIRO FORMAN & ALLEN LLP
         New York, New York 10022                 380 Madison Avenue
                (212)486-4794                  New York, New York 10017
                                                    (212) 972-4900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            BAYONNE BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00033620R1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                      with a copy to:
       Michael Lowenstein                         Stuart L. Shapiro, Esq.
        500 Park Avenue                            Robert W. Forman, Esq.
          Fifth Floor                            SHAPIRO FORMAN & ALLEN LLP
    New York, New York 10022                        380 Madison Avenue
         (212)486-4794                           New York, New York 10017
                                                      (212) 972-4900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

     This statement amends Items 4, 6 and 7 of the Schedules 13D previously filed by each of Jeffrey Halis and Michael Lowenstein with respect to the common stock of Bayonne Bancshares, Inc., a Delaware corporation (the "Issuer"). Messrs. Halis and Lowenstein are sometimes collectively referred to as the "Reporting Persons."

     Item 4. Each Reporting Person acquired the Issuer's shares for investment purposes. Previously, Mr. Halis reported his intent to oppose certain compensation plans by Management and to solicit proxies in opposition to Management's 1998 Stock-Based Incentive Plan (the "Proposal")for which Management called a Special Meeting of Shareholders of the Company on March 27, 1998 (the "Special Meeting"). Prior to the Special Meeting, Mr. Halis communicated with less than 10 fellow shareholders of the Issuer regarding the Proposal. Partially as a result of his efforts, the Reporting Persons believe that approximately 1,900,000 shares were voted in opposition to the Proposal, representing in excess of 25% of the shares voting on the Proposal.

     Following the Special Meeting, Mr. Halis sought to meet with the Issuer's president to discuss matters concerning the Company, but was informed that no such meeting could occur before the end of April. On April 15, 1998, in accordance with the Company's by-laws, Mr. Halis notified the Company of his intention to nominate himself for election as a director at the Company's next Annual Meeting of Shareholders. A copy of Mr. Halis' notification letter is filed herewith as Exhibit 99.2 as is incorportated herein by reference.

     Mr. Lowenstein intends to vote all shares he beneficially owns in support of Mr. Halis' election and may support his efforts in other ways.

     Other than as set forth above, neither Reporting Person has any plan or proposal of the type required to be disclosed in Item 4 of Schedule 13D. Each intends to review his investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to his investment in the issuer as he deems appropriate including, without limitation, purchasing additional shares of Common Stock, selling some or all of its shares, or proposing additional nominees for election as directors at the Issuer's annual meeting.

     Item 6. Mr. Halis has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies and has agreed to pay MacKenzie its customary fees in connection therewith.

     Item 7. The following are filed as Exhibits to this Amended Schedule 13D:

          99.2 Letter dated April 15, 1998 from Jeffrey Halis to Michael Nilan.

          99.3 Joint Filing Agreement

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

April 15, 1998
                                                  /S/ Jeffrey S. Halis
                                                  ------------------------------
                                                  Jeffrey S. Halis



                                                  /s/ Michael Lowenstein
                                                  ------------------------------
                                                  Michael Lowenstein, as a
                                                  general partner of Halo
                                                  Capital Partners, L.P., the
                                                  general partner of each of
                                                  Tyndall Partners, L.P.,
                                                  Madison Avenue Partners, L.P.,
                                                  and Tyndall Institutional
                                                  Partners, L.P.


                                                  /s/ Michael Lowenstein
                                                  ------------------------------
                                                  Michael Lowenstein as a member
                                                  of Jemi Management, L.L.C.,
                                                  the Investment Manager for
                                                  Halo International, Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).